FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1        Listing Particulars dated 22 December 2003
No. 2        FRN Variable Rate Fix dated 22 December 2003
No. 3        Holding(s) in Company dated 23 December 2003
No. 4        FRN Variable Rate Fix dated 23 December 2003
No. 5        FRN Variable Rate Fix dated 23 December 2003
No. 6        FRN Variable Rate Fix dated 24 December 2003

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Document No. 1

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:            22nd December, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:             U.S, $15,000,000,000 Euro Medium Term Note
                              Programme

ISSUER:                       Northern Rock Plc

INCORPORATED IN:              England

GUARANTOR:                    N/A

INCORPORATED IN:              N/A

AUTHORISED ADVISER:           Merrill Lynch International

Particulars of the issue may be obtained from the addresses detailed below for a period of 14 days in respect of stand-alone bonds or in the case of programmes, throughout the life of that programme.

Citibank, N.A.                Merrill Lynch International
5 Carmelite Street            Merrill Lynch Financial Centre
London                        2 King Edward Street
EC4Y 0PA                      London
                              EC1A 1HQ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.


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Document No. 2

RE: NORTHERN ROCK PLC
    GBP  460,000.00
    MATURING: 07-Dec-2009
    ISSUE DATE: 05-Dec-2003
    ISIN: XS0181746693

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
05-Dec-2003 TO 08-Mar-2004 HAS BEEN FIXED AT 4.068580 PCT.

INTEREST PAYABLE VALUE 08-Mar-2004 WILL AMOUNT TO
GBP 10.48 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881.




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Document No. 3

                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 23 December 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 21,066,894 ordinary 25p shares of the Company representing a non-beneficial holding of 5.00% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.


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Document No. 4

RE: NORTHERN ROCK PLC
    GBP  5,000,000.00
    MATURING: 23-Sep-2005
    ISSUE DATE: 01-May-2003
    ISIN: XS0167839942

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Dec-2003 TO 23-Mar-2004  HAS BEEN FIXED AT 4.090780 PCT

INTEREST PAYABLE VALUE 23-Mar-2004 WILL AMOUNT TO:
GBP 101.99 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881




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Document No. 5

RE: NORTHERN ROCK
    USD  5,000,000.00
    MATURING: 25-Mar-2004
    ISSUE DATE: 25-Mar-2002
    ISIN: XS0145295357

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Dec-2003 TO 25-Mar-2004  HAS BEEN FIXED AT 1.220000 PCT

INTEREST PAYABLE VALUE 25-Mar-2004 WILL AMOUNT TO:
USD 29.48 PER USD 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881




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Document No. 6

RE: NORTHERN ROCK BUILDING SOCIETY
GBP 3,230,000.00
MATURING: 23-Jun-2008
ISSUE DATE: 20-Jun-2003
ISIN: XS0171140345

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Dec-2003 TO 23-Mar-2004 HAS BEEN FIXED AT 4.160780 PCT.

INTEREST PAYABLE VALUE 23-Mar-2004 WILL AMOUNT TO GBP 10.37 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.




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                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  29 December 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary